Angel Oak Financial Strategies Income Term Trust

One Buckhead Plaza

3060 Peachtree Road NW, Suite 500

Atlanta, Georgia 30305

VIA EDGAR

May 24, 2019

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, N.E.

Washington, DC 20549

Re:	Angel Oak Financial Strategies Income Term Trust
Registration Statement on Form N-2
File Nos. 333-225967; 811-23358

Dear Mr. Orlic:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Angel Oak Financial Strategies Income Term Trust, a Delaware statutory trust (the “Fund”), hereby respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 3 to its Registration Statement on Form N-2 (File Nos. 333-225967; 811-23358) so that such Registration Statement may be declared effective at 10:00 a.m., Eastern Time, on May 28, 2019 or as soon as possible thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the Securities Act.

The Fund requests that notification of such effectiveness be made by telephone call to Stephen T. Cohen of Dechert LLP, legal counsel to the Fund, at 202-261-3304.

Very truly yours,

Angel Oak Financial Strategies Income Term Trust

By:	/s/ Daniel Fazioli
Name:	Daniel Fazioli
Title:	Treasurer, Principal Financial Officer and
Principal Accounting Officer